Filed by BRT Realty Trust
(Commission File No. 001-07172)
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.
Subject Company: BRT Realty Trust (Registration Statement No. 333-215221)

To our Shareholders:

We achieved a number of meaningful milestones in fiscal 2016 which we believe will favorably drive our future prospects.

We successfully grew our multi-family portfolio by five properties (11 purchases and six sales), bringing our total portfolio at fiscal year-end to 33 properties with an aggregate of 9,420 units. These transactions allowed us to fine tune and upgrade the quality of our portfolio as we continue to increase our exposure to select Sun-Belt markets characterized by strong job growth and other positive demographics, key drivers of multi-family property fundamentals. This fine tuning process has translated into strong operational results. During the year, we achieved a 6.1% increase in same store rents while maintaining same store occupancy at approximately 95%. We believe that the continued upgrading of our portfolio will provide us with better organic growth prospects over the long term; and we are encouraged by our progress to date.

Our transaction activity and focus on active asset management translated into significant gains from the sale of multi-family properties. In fiscal 2016, our share of the gains from sales of six multi-family properties, after giving effect to our share of mortgage prepayment charges, was $24.6 million. These gains provided us with capital to invest in higher quality assets and demonstrate our strong underwriting capabilities as the properties we sold generated a weighted average internal rate of return of approximately 19.8 percent. Subsequent to September 30, 2016, we sold four additional properties and anticipate that our share of the gain, after giving effect to our share of the mortgage prepayment charge, will be approximately $17.6 million. The weighted average internal rate of return of these four sold properties was approximately 27.7%.

During fiscal 2016, we disposed of a non-core asset – an asset that had generated operating losses for several years - for a significant gain. Specifically, we sold our interest in the Newark Joint Venture for a $15.5 million gain and in connection with the sale, retained a $19.5 million loan secured by certain of the assets of this venture. Subsequent to fiscal year end, we continued to monetize our investment in this venture, as we received a $16.3 million payment on our $19.5 million loan - $13.6 million of the payment represents a principal paydown, $2.5 million represents the payment of deferred interest and the remaining $5.9 million principal balance matures in June 2017. The proceeds from the sale of our interest in the Newark Joint Venture coupled with the principal paydown and the payment of deferred interest provides us with additional capital to deploy in our target markets.

From an earnings perspective, we improved net income to $2.23 per diluted share (including $1.76 and $1.10 per diluted share from multi-family property sales and the sale of our interest in the Newark Joint Venture, respectively), compared to a loss of $0.17 per diluted share in 2015 (including $0.64 per diluted share from multi-family property sales). In addition, our funds from operations grew to $0.47 per diluted share from $0.24 the year prior. See “Item 6. Selected Financial Data” of Annex E of the accompanying proxy statement/prospectus for a reconciliation of funds from operations to net income, as presented in accordance with generally accepted accounting principles.

We also took various steps to further align the interests of management and shareholder. We achieved significant savings by terminating the advisory agreement between us and our external advisor and internalizing management. We are also proud of our newly implemented pay-for-performance compensation program under which management is rewarded only if BRT achieves growth objectives that should benefit all shareholders. Finally, we are, subject to shareholder approval, in the process of converting our form of entity from a Massachusetts business trust to a corporation and our jurisdiction of organization from Massachusetts to Maryland. The conversion has a number of benefits as we look forward to the continued growth of our multi-family platform. As more fully set forth in the proxy statement/prospectus that accompanies this letter, following this conversion there will be no change in your stock holdings in our company, our stock will continue to be listed on the NYSE, we will continue to do business as a REIT, and there will be no change in our business, assets, liabilities, obligations, or management. As a result of the conversion, we will change our name to BRT Apartments Corp., to reflect more accurately our business.

Our balance sheet is well positioned to support our growth as we had approximately $42 million in cash at December 31, 2016. We are encouraged by the strength of our balance sheet, our results and our market position as we look forward to advancing our multi-family strategy in the year ahead.

We are grateful for the continued hard work of our Board of Trustees and management team and are particularly grateful for your continued confidence and support. By any measure, 2016 was a very successful year.

A very happy and healthy New Year to all.

Sincerely yours,

Israel Rosenzweig	Jeffrey A. Gould
Chairman of the Board	President and Chief Executive Officer
January 12, 2017

Important Information for Investors and Shareholders and Where to Find It.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The plan of conversion and the related proposals will be submitted to our shareholders for their consideration at our annual meeting of shareholders scheduled for March 14, 2017. We have filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, as amended, that includes a proxy statement/prospectus that will be used by us to solicit the required approval of our shareholders in connection with the plan of conversion and the related proposals. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED CONVERSION AND THE RELATED PROPOSALS AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED CONVERSION AND RELATED MATTERS. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents containing important information about BRT through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by BRT will be available free of charge on BRT’s website (www.brtrealty.com) or by contacting BRT at BRT REALTY TRUST, Attn: Investor Relations, 60 Cutter Mill Road, Great Neck , New York 11021, telephone: (516) 466-3100.